THE HIGH YIELD PLUS FUND, INC.
For the fiscal period ended 3/31/03
File number 811-5468

Sub-Item 77-J


Distributions to shareholders, which are determined in accordance with federal income tax regulations and which may differ from generally accepted accounting principles, are recorded on the ex-dividend date.
 In order to present
undistributed net investment income (loss) and accumulated net realized gains (losses) on the Statements of Assets and Liabilities that more closely represent their tax character, certain adjustments have been made to paid-in capital in excess of par, undistributed net investment income (loss) and accumulated net realized gain (loss) on investments. For the year ended March 31, 2003, the adjustments were to decrease overdistribution of net investment income by $316,408, decrease accumulated net realized loss on investments and foreign currency transactions by $1,038,953 and decrease pain-in capital by $1,355,361 due primarily to the federal income tax treatment on defaulted securities and certain other differences between financial and tax reporting. Net investment income, net realized losses and net assets were not affected by this change.